UNIT
SECURITIES AND E
Washingt

09040877



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 25091 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10-01-07 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMO Capital Markets GKST Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Sears Tower, 233 South Wacker Drive
(No. and Street)

| Chicago | IL | 60606 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Lee Corrigan — (312) 441-2500
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 303 E. Wacker Drive | Chicago | IL | 60601 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Mary Lee Corrigan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO Capital Markets GKST Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Marcia L. Robertson
Notary Public, State of Illinois
My Commission Expires February 26, 2011

[Signature]
Signature

Chief Financial Officer
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**BMO CAPITAL MARKETS GKST INC.**
(A Wholly Owned Subsidiary of Harris Financial Corp.)

## Table of Contents

**KPMG LLP**
303 East Wacker Drive
Chicago, IL 60601-5212

## Independent Auditors' Report

The Board of Directors
BMO Capital Markets GKST Inc.:

We have audited the accompanying statement of financial condition of BMO Capital Markets GKST Inc. (the Company) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of the internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BMO Capital Markets GKST Inc. as of December 31, 2008 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2009

**BMO CAPITAL MARKETS GKST, INC.**
(A Wholly Owned Subsidiary of Harris Financial Corp.)

Statement of Financial Condition

December 31, 2008

(In thousands, except share data)

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 2,425 |
| Receivables from broker/dealers | | 32,679 |
| Receivables from customers | | 2,327 |
| Securities owned, at market value | | 51,442 |
| Accrued interest receivable | | 1,315 |
| Net deferred tax assets | | 4,786 |
| Goodwill | | 2,100 |
| Office furnishings and equipment, at cost, less accumulated depreciation of $99 | | 262 |
| Other assets | | 8,013 |
| Total assets | $ | 105,349 |
| **Liabilities and Stockholders' Equity** | | |
| Liabilities: | | |
| Payable to broker/dealers | $ | 53,532 |
| Payable to customers | | 690 |
| Payable to affiliates – HFC | | 2,029 |
| Payable to affiliates – BMO | | 461 |
| Accrued taxes payable | | 3,860 |
| Accrued compensation | | 4,814 |
| Accrued accounts payable, and other liabilities | | 686 |
| Total liabilities | | 66,072 |
| Stockholders' equity: | | |
| Common stock, $0.01 par value. Authorized 10,000 shares; issued and outstanding 133 | | — |
| Additional paid-in capital | | 16,068 |
| Retained earnings | | 23,209 |
| Total stockholders' equity | | 39,277 |
| Total liabilities and stockholders' equity | $ | 105,349 |

See accompanying notes to statement of financial condition.

(In thousands)

## (1) Description of Company

BMO Capital Markets GKST Inc. (the Company) is a wholly owned subsidiary of Harris Financial Corp. (HFC), which is a wholly owned subsidiary of Bank of Montreal (BMO), a Canadian company. The Company is a Chicago-based, full-service, fixed-income broker/dealer specializing in debt securities, investment strategies, and related services specifically selected and designed to meet the needs of financial institutions, other portfolio managers, and individual investors. The Company is a registered broker/ dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is actively involved in both the primary and secondary debt securities markets. From its base in the Midwest, with offices in Chicago and Milwaukee, the Company serves clients throughout the country. In May 2008, Griffin, Kubik, Stephens & Thompson, Inc. (GKST), the predecessor company, and Harris Finance Corp. (HFC), a Delaware corporation, entered into an Agreement and Plan of Merger (the Merger) pursuant to which HFC would acquire 100% of the outstanding stock of GKST for cash. Following the Merger, GKST became a wholly owned subsidiary of HFC, which is a wholly owned subsidiary of BMO. Subsequent to the Merger, the predecessor company's Class A and Class B shares were retired and 100 shares of new common stock were issued. In October 2008, HFC purchased an additional 33 shares for $10,000.

In connection with the merger with HFC, certain employees of GKST have the opportunity to participate in a retention bonus pool, which equals, in the aggregate, $6,906 conditioned upon continued employment. The bonuses will be paid in installments over the three-year period following the closing of the Merger. Such amounts are being expensed over the retention period of three years. The first payment was made in December 2008. The accrual for retention bonuses is included in the statement of financial condition within accrued payroll.

### *Acquisition*

In August 2008, the Company purchased the Municipal Bond Desk from the Harris Bank NA for $2,100, the purchase price has been allocated to future customer relationships and recorded as goodwill.

## (2) Basis of Presentation and Summary of Significant Accounting Policies

Subsequent to the Merger, the Company elected to change its year-end from September 30, 2008 to December 31, 2008. The assets and liabilities are recorded at historical basis at the time of the transaction and the Company did not elect to apply "push down" accounting.

The preparation of statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition as well as the disclosures provided. Actual results may differ from those estimates.



(Continued)

The significant accounting policies of the Company are summarized below:

*(a)* ***Securities Owned***

State, municipal, U.S. government and government-sponsored entity, mortgage-backed, and corporate debt obligations are purchased for trading activities and are carried at market value. Market value generally represents publicly quoted values or amounts that approximate quoted values for securities of comparable credit quality, maturity, and interest rate.

*(b)* ***Securities Purchased under Agreement to Resell***

Securities purchased under agreement to resell are collateralized by U.S. government or government-sponsored entity obligations and are carried at contract price plus accrued interest. The Company takes possession of securities purchased under agreement to resell at the time such agreements are made. The market value of underlying assets is reviewed daily and additional cash or collateral is obtained as necessary. There were no securities purchased under agreement to resell as of December 31, 2008.

*(c)* ***Securities Transactions***

Securities transactions are presented on a trade-date basis.

Amounts receivable and payable to broker/dealers consist of securities failed to deliver, securities failed to receive, and amounts receivable or payable from trades pending settlement. Customer receivables and payables consist primarily of securities transactions that did not settle on the original settlement date.

*(d)* ***Derivatives***

In the normal course of business, the Company uses exchange-traded futures and options to meet its hedging needs by reducing its exposure to interest rate risk in connection with its trading activities. These derivative financial instruments include futures contracts and options on futures contracts. The clearing organization acts as counterparty to the specific transactions and bears the risk of delivery to and from counterparties to specific positions. All contracts are valued at market, and cash settlement is made on a daily basis for market movements. At December 31, 2008, the Company has no open futures or option contracts.

*(e)* ***Underwriting Profits and Public Finance Advisory Fees***

Underwriting profits and public finance advisory fees arise from securities offerings in which the Company acts as an underwriter, agent, or advisor. These revenues are recognized as earned, which is generally the settlement date of the underlying securities issue.

*(f)* ***Accounting for Income Taxes***

SFAS No. 109, *Accounting for Income Taxes*, establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to



(Continued)

(In thousands)

recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could impact our financial position.

*(g)* ***Depreciation and Amortization***

Depreciation of office furnishings and equipment is computed using accelerated methods over the estimated useful life of the asset. Amortization of leasehold improvements is computed over the lesser of the lease term or estimated useful life.

*(h)* ***Other Assets***

Other assets include cash surrender value of life insurance policies on key officers, good faith deposits on underwriting bids, and prepaid assets.

*(i)* ***Loss Contingencies***

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the statement of financial condition.

**(3) Securities Owned at Market Value**

Securities owned at market value, consisted of the following at December 31, 2008:

| | | Owned |
|---|---|---|
| State and municipal obligations | $ | 18,112 |
| U.S. government-sponsored entity securities | | 32,566 |
| Corporate obligations | | 764 |
| | $ | 51,442 |

**(4) Cash Segregated under Federal Regulation**

Cash of $10 has been segregated in a special reserve bank account for the benefit of customers pursuant to Securities and Exchange Commission Rule 15c3-3 (Rule 15c3-3).

**(5) Bonus, Pension, and 401(k) Plans**

GKST, the predecessor company, maintained discretionary bonus plans to create incentives for employees. A stock bonus plan has been administrated by the Company's board of directors, where stock bonus units were granted at the discretion of the board of directors to selected officers. The units represented the right to receive cash or Class B nonvoting common stock at the end of a three-year vesting period. In

(In thousands)

anticipation of the Merger, on April 30, 2008, the board of directors amended the stock bonus plan to provide for immediate vesting of all unvested stock bonus units and termination of the plan upon distribution of all vested benefits on April 30, 2008. As a result, 207 unvested units became fully vested and settled in Class B nonvoting Common Stock, in the amount of $75. Pursuant to the merger, the plan was terminated.

GKST, the predecessor company, had a defined contribution pension plan and a 401(k) plan. Contributions to the pension plan are a fixed percentage of employees' eligible compensation, as defined by the plan. The 401(k) plan provides for a Company match of employee contributions based on established limits. Pursuant to the Merger, the pension and 401(k) plans were terminated effective June 30, 2008 and April 30, 2008, respectively.

## (6) Benefit Plans

The Company is a participating entity in a 401(k) defined contribution plan sponsored by Harris NA that is available to virtually all employees, and makes a matching contribution based on the amount of eligible employee contributions.

## (7) Payable to Broker/Dealers

The Company clears its transactions through The Bank of New York. The resulting payable relates to transactions conducted through the Clearing Broker, and collateralized by securities owned by the Company and bears interest at a rate that floats with the federal funds rate.

## (8) Income Taxes

During the period from October 1, 2007 to December 31, 2008 GKST was an S-Corp subject only to Illinois replacement taxes.

For the period May 1, 2008 to December 31, 2008 the Company's federal taxable income is included in a federal consolidated tax return with HFC and its eligible subsidiaries (consolidated group). The Company files separate state tax returns in certain states and is included in combined state tax returns with other affiliates in other states.

(In thousands)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2008 are presented below:

| | | |
|---|---|---|
| Gross deferred tax assets: | | |
| Amortizable intangibles | $ | 3,249 |
| Deferred compensation | | 267 |
| Deferred income and accrued expense | | 1,296 |
| Other | | 15 |
| Gross deferred tax assets | | 4,827 |
| Gross deferred tax liabilities: | | |
| Other | | (41) |
| Gross deferred tax liabilities | | (41) |
| Net deferred tax assets | $ | 4,786 |

Based upon the consolidated group's carryback ability and projections of future taxable income, management believes that the realization of the recognized deferred tax asset is more likely than not; and as such, no valuation allowance has been recorded at December 31, 2008.

FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*, requires the Company to disclose any unrecognized tax benefits. As of December 31, 2008, there were no unrecognized tax benefits. Interest and penalties related to unrecognized tax benefits are recognized as income tax expense by the Company.

The Company is not currently under any federal or state audits and has not been notified of any pending examinations.

## (9) Distributions to Stockholders

In April 2008, the Board of Directors of GKST declared a distribution to stockholders of $2,251 ($37 per share), payable on April 30, 2008 to all stockholders of record as of April 30, 2008.

## (10) Commitments

In the normal course of business, the Company enters into when-issued, delayed-delivery, and underwriting commitments. When-issued commitments represent a net sell position with a par value of $2 at December 31, 2008 that is not reflected on the statement of financial condition. In management's opinion, these transactions will settle without a material effect on the financial position of the Company.



(Continued)

(In thousands)

Approximate annual minimum rentals at December 31, 2008, under lease agreements for office space, some of which provide for escalation charges based on increases in property taxes and other operating costs, were as follows, assuming the same charges for property taxes and other operating costs as of the Company's most recent fiscal year:

| | | |
|---|---|---|
| Years ending December 31: | | |
| 2009 | $ | 829 |
| 2010 | | 842 |
| 2011 | | 828 |
| 2012 | | 746 |
| | $ | 3,245 |

**(11) Net Capital**

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (15c3-1 or Net Capital). The Company elects to compute its Net Capital requirement under the alternative Net Capital method, which provides that the Company's minimum Net Capital must be equal to the greater of $250 or 2% of aggregate debit items, as defined. At December 31, 2008, the Company had Net Capital of $28,914, which was 1223% of aggregate debit items and $28,664 in excess of required Net Capital.

**(12) Transactions with Affiliates – In Accordance with NASD NTM 03-63 Expense Sharing Agreements**

The Company is allocated personnel costs in connection with servicing agreements with affiliates for the sharing of certain personnel.

The Company has entered into technical service agreements with BMO providing for the sharing of certain personnel, support services, and other costs.

**(13) Fair Value Measurements**

Effective May 1, 2008, the Company adopted the provisions of the FASB issued Statement of Financial Accounting Standards SFAS No. 157, *Fair Value Measurements (SFAS 157)*, which defines fair value, establishes a framework for measuring fair value, and requires additional disclosure regarding fair value measurement. The implementation of SFAS 157 had no effect on the Company's financial position.

SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: Level 1 – observable inputs such as quoted prices in active markets; Level 2 – inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and Level 3 – unobservable inputs in which there is little or no market data, and require the reporting entity to develop its own assumptions. At December 31, 2008, the Company did not have any positions in Level 1 or Level 3 securities. For assets recorded at fair value, the Company uses a market approach.

**BMO CAPITAL MARKETS GKST INC.**
(A Wholly Owned Subsidiary of Harris Financial Corp.)

Notes to Financial Statements

December 31, 2008

(In thousands)

The following provides the hierarchy of inputs used to derive the fair value of the Company's investment securities as of December 31, 2008:

| Description | December 31, 2008 | Quoted prices in active markets for identical assets (Level 1) | Significant other observable inputs (Level 2) | Significant unobservable inputs (Level 3) |
|---|---|---|---|---|
| Investment securities | $ 51,442 | — | 51,442 | — |
| Total | $ 51,442 | — | 51,442 | — |

KPMG

# BMO CAPITAL MARKETS GKST, INC.

(A Wholly Owned Subsidiary of Harris Financial Corp.)

Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report Thereon)